Exhibit 4.9
SUMMARY OF LEASE AGREEMENT DATED OCTOBER 30, 2010

Supplement to lease agreement dated May 28, 2000. The Lease agreement and its supplements are hereinafter referred to as the “Integrated Contract”.

1.	Signing Date: October 30, 2010

2.
Lease Period: November 1, 2010 until January 31, 2013. In addition, Nova has an option to extend the lease for an additional lease period beginning on February 1, 2013, and ending on January 31, 2016, subject to the fulfillment of the terms of the Integrated Contract, and after providing at least 180 days prior written notice.

3.	Parties: Ef-Shar Ltd., Israel (“Ef-Shar”) Nova Measuring Instruments Ltd. (“Nova”)

4.
The Premises:

A certain area in Building 22, Weizmann Scientific Park (“Park”), Ness-Ziona, Israel (approximately 420 square meters).

The area will be transferred “as is” and construction work and adaptations will be done by Nova and at Nova’s expense.

5.
Guarantees:

Nova will provide an autonomous bank guarantee in the sum equal to six month of lease payments and maintenance fees, linked to the Consumer Price Index as indicated in the Integrated Contract, in order to secure its undertakings under the agreement. In addition, the guaranties provided in connection with the Integrated Contract will apply also to this supplement.

6.
First Refusal Option:

Nova was granted a first refusal option with respect to free areas in Building 22, excluding 150 square meters on the 1st floor, subject to the fulfillment of the terms of the Integrated Contract.

7.
Parking Areas:

During the lease period, Nova will be permitted to use 11 additional parking spots, as follows: 7 parking spots with no cost and 4 parking spots for a monthly payment of 200 NIS, plus VAT, linked to the Consumer Price Index. Ef-Shar will have the right to change the location of such parking spots at any time and in its sole discretion, subject to providing Nova prior notice of such changes.

8.
Insurance:

Insurance for the construction work and “all risks” insurance, property insurance, third party insurance and employer liability insurance in connection with the construction work by Nova.

In addition, property insurance (expanded fire), employer liability insurance, third party liability and consequential loss insurance, by Nova.

Property insurance of the building and the park (expanded fire), employer liability insurance, third party liability and lease payment loss insurance, by Ef-Shar (Nova will bear the relative insurance premium).

The parties waive all claims each may have against the other and other lessees and/or right owners in park that may arise and covered by the insurance policies detailed above.

9.	Option of early termination of the lease agreement granted to Nova according to the Integrated Contract is cancelled.

10.	Appendixes: Insurance.

Subject to the arrangements under this supplement, all the provisions, including lease and maintenance payments, of the Integrated Contract will apply to this supplement.